Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU WHICH IS PART OF DOMESTIC UK LAW PURSUANT TO THE MARKET ABUSE (AMENDMENT) (EU EXIT) REGULATIONS (SI 2019/310) (“UK MAR”). UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION (AS DEFINED IN UK MAR) IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN.

Court Sanctions the Scheme of Arrangement and

approves Reduction of Capital

London/New York, 19 October 2021 - Tiziana Life Sciences plc (Nasdaq: TLSA / LSE: TILS) (“Old Tiziana”) a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases announced on 20 August 2021 that it had formally commenced its strategic plan to change its corporate structure by establishing Tiziana Life Sciences Ltd (“New Tiziana”), a Bermuda-incorporated company, as the ultimate parent company of the Tiziana Group. The reorganisation will be achieved by a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”).

A Scheme Document setting out full details of the Scheme (the “Scheme Document”) was posted to the shareholders of Old Tiziana on 3 September 2021.

Capitalised terms defined in the Scheme Document shall, unless the context provides otherwise, have the same meanings in this announcement.

Old Tiziana announces that earlier today the Court sanctioned the Scheme and confirmed the reduction of capital as part of the Scheme.

In order for the Scheme to become effective the Court Order must be delivered to the Registrar of Companies. This is expected to occur, and the Scheme is expected to become effective, on 20 October 2021.

As part of the proposals, New Tiziana intends to implement a share consolidation in respect of New Tiziana Shares issued under the Scheme to ensure that the New Tiziana Shares trade initially on NASDAQ at a price more readily comparable to its peers (the “Share Capital Consolidation”). The ratio of the Share Capital Consolidation will be two-for-one. It is intended that the Share Capital Consolidation will be implemented immediately after the Scheme becomes effective.

The table below sets out an updated timetable of events:

Last day of dealings in, and for registration of transfers of, Old Tiziana ADSs	20 October 2021

Last day of dealings in, and for registration of transfers of, Old Tiziana Shares	20 October 2021

Scheme Effective Date	20 October 2021

Scheme Record Time	6:00 p.m. on 20 October 2021

Effective date for the Share Capital Consolidation	Immediately after the Scheme becomes effective on 20 October 2021

Delisting of Old Tiziana Shares from the Main Market	8:00 a.m. on 21 October 2021

Cancellation of listing of Old Tiziana ADSs on NASDAQ	9.30 a.m. (New York time) on 21 October 2021

Commencement of trading in the New Tiziana Shares on NASDAQ	Expected to be 9.30 a.m. (New York time) on 21 October 2021, or as soon as possible thereafter

For the purposes of UK MAR, the person responsible for arranging for the release of this announcement on behalf of Tiziana is Dr Kunwar Shailubhai, Chief Executive Officer.

For further information please contact:

Keeren Shah, Finance Director: +44 (0) 207 495 2379 or email: info@tizianalifesciences.com

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK LSE: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to Milciclib, the Company will be shortly initiating Phase 2 studies with orally administered Foralumab for Crohn’s Disease and nasally administered Foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (“mAb”) in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (“T1D”), inflammatory bowel disease (“IBD”), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor (“IL6R”) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

Forward looking statements

This announcement may contain certain forward-looking statements. These forward-looking statements include all matters that are not historical facts. These forward-looking statements involve risks and uncertainties that could cause the actual results of operations, financial condition, prospects and the development of the sector in which Old Tiziana operates to differ materially from the impression created by these forward-looking statements. Old Tiziana does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Do not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.